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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 SCHEDULE 14D-9
                                 (RULE 14d-101)

                  SOLICITATION/RECOMMENDATION STATEMENT UNDER
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                             ---------------------
                            COMPUTER RESEARCH, INC.
                           (Name of Subject Company)

                            COMPUTER RESEARCH, INC.
                      (Name of Person(s) Filing Statement)

                             ---------------------
                        COMMON STOCK, WITHOUT PAR VALUE
                         (Title of Class of Securities)

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                                   205327109
                         (CUSIP Number of Common Stock)

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                                JAMES L. SCHULTZ
                            PRESIDENT AND TREASURER
                            COMPUTER RESEARCH, INC.
                         SOUTHPOINTE PLAZA I, SUITE 300
                           400 SOUTHPOINTE BOULEVARD
                         CANONSBURG, PENNSYLVANIA 15317
                                 (724) 745-0600
      (Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

                             ---------------------
                                 With a copy to

                               JOHN J. ZAK, ESQ.
                 HODGSON, RUSS, ANDREWS, WOODS & GOODYEAR, LLP
                           ONE M&T PLAZA, SUITE 2000
                          BUFFALO, NEW YORK 14203-2391
                                 (716) 856-4000

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[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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ITEM 1. SUBJECT COMPANY INFORMATION

     The name of the subject company is Computer Research, Inc., a Pennsylvania corporation (the "Company"). The address of the Company's principal executive offices are Southpointe Plaza I, Suite 300, 400 Southpointe Boulevard, Canonsburg, Pennsylvania 15317. The telephone number of the principal executive offices of the Company is (724) 745-0600.

     The title of the class of equity securities to which this statement relates is the common stock, without par value, of the Company (the "Common Stock"). As of July 31, 2000, there were 4,037,423 shares of Common Stock issued and outstanding.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON

     The name and business address of the Company, which is the person filing this statement, are set forth in Item 1 above.

     This statement relates to the tender offer being made by CRI Acquisition, Inc., a Delaware corporation newly formed by Rodger O. Riney (the "Purchaser") to purchase all outstanding shares of Common Stock (the "Offer") upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase, dated August 4, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal, at a purchase price of $2.42 per share (the "Offer Price").

     The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO"), dated August 4, 2000, filed by Purchaser with the Securities and Exchange Commission (the "SEC") on August 4, 2000.

     A copy of the Offer to Purchase is attached as Exhibit (a)(1)(A) to the Schedule TO and is incorporated herein by reference. Copies of the Offer to Purchase are being furnished to the Company's shareholders concurrently with this Schedule 14D-9.

     The Offer is being made pursuant to a Purchase Agreement, dated as of July 7, 2000, and amended as of August 1, 2000, among the Company, the Purchaser, James L. Schultz and David J. Vagnoni (the "Purchase Agreement"). Pursuant to the Purchase Agreement, on July 7, 2000, the Purchaser acquired all of the outstanding shares of Common Stock beneficially owned by Messrs. Schultz and Vagnoni which aggregated 1,403,495 shares or approximately 34.76% of the outstanding Common Stock, at the Offer Price. The Purchase Agreement provides, among other things, for the commencement of the Offer by the Purchaser and further provides that, as soon as practicable after acquisition of more than 66 2/3% of the outstanding Common Stock in the Offer and the satisfaction or waiver of the other conditions set forth in the Purchase Agreement, and in accordance with the relevant provisions of the General Corporation Law of the State of Delaware (the "DGCL") and the Business Corporation Law of the State of Pennsylvania (the "PBCL"), the Purchaser or its subsidiary will be merged with and into the Company (the "Merger"). The Company will continue as the surviving corporation after the Merger. At the effective time of the Merger, each outstanding share of Common Stock not tendered in the Offer (other than shares of Common Stock owned by shareholders, if any, who are entitled to and who properly exercise appraisal rights under the PBCL) will be converted into the right to receive $2.42 per share, the same amount per share as the Offer Price in the Offer (the "Merger Consideration").

     The Schedule TO states that the principal executive offices of the Purchaser are located at c/o Mr. Rodger O. Riney, 12855 Flushing Meadows Drive, St. Louis, Missouri 63131. All information concerning the Purchaser or its affiliates, or actions or events in respect of any of them, was provided by the Purchaser, and the Company assumes no responsibility therefor.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

     Except as set forth in this Item 3, to the knowledge of the Company, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates, or (ii) the Purchaser, its executive officers, directors or affiliates.

     In considering the recommendation of the board of directors set forth in
Item 4, the Company's shareholders should be aware that certain members of the Company's management and certain members of

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the Company's board of directors have interests in the Offer and the Merger, which are described below and which may present them with certain conflicts of interest. The board of directors is aware of these potential conflicts and considered them along with the other factors described in Item 4 below in making its recommendation.

EMPLOYMENT AND CONSULTING AGREEMENTS

     In the Purchase Agreement, James L. Schultz, the President and Treasurer and a director of the Company, and David J. Vagnoni, the Executive Vice President and a director of the Company, have agreed to negotiate in good faith an Employment and a Consulting Agreement between the Company and Mr. Schultz and a Consulting Agreement between the Company and Mr. Vagnoni. The Employment Agreement with Mr. Schultz is to have a term of one year at a salary of $200,000. The Employment Agreement will provide that it may be extended by mutual agreement of Mr. Schultz and the Company. The Employment Agreement will provide that Mr. Schultz will have generally the same duties, title and responsibilities as he currently has with the Company. The Consulting Agreement with Mr. Schultz, which is to begin upon termination of the Employment Agreement and extend for two years thereafter, is to provide for consulting fees of $100,000 per year. The Consulting Agreement will require Mr. Schultz to consult with the Company from time to time as requested by the Company.

     The Consulting Agreement with Mr. Vagnoni is to be for a period of two years at a fee of $50,000 in the first year and $25,000 in the second. The Consulting Agreement will require Mr. Vagnoni to consult with the Company from time to time as requested by the Company.

     William Lerner, Corporate Secretary of the Company, is entitled to a finders' fee from the Company equal to 2% of the aggregate consideration payable by the Purchaser in the transactions contemplated by the Purchase Agreement.

     For a period of six years from the closing date under the Purchase Agreement, the Company's Articles of Incorporation and Bylaws will not be amended in any manner that would adversely affect the indemnification or litigation expense reimbursement rights thereunder of individuals who on or prior to such closing date were directors, officers, employees or agents of the Company, except if such amendment is required by applicable law.

PURCHASE AGREEMENT

     A summary of the material terms of the Purchase Agreement and the description of the conditions to the Offer is included in Section 11 of the Offer to Purchase, which is incorporated herein by reference. Such summary may not contain all of the information that is important to you. Accordingly, you should read the Purchase Agreement carefully and in its entirety for a more complete description of the material summarized on the Officer to Purchase. A copy of the Purchase Agreement was filed as Exhibit (d)(1) and (d)(2) to the Schedule TO and is incorporated in this Statement by reference.

     Company shareholders do not have any appraisal or dissenters rights with respect to the Offer. However, shareholders who do not tender their shares may have certain rights under Pennsylvania law to dissent and demand appraisal of their shares if the Merger is consummated. Under the PBCL, dissenting stockholders who comply with the applicable statutory procedures will be entitled to receive payment of the fair value of their shares (excluding any appreciation or depreciation in anticipation of the merger) in cash plus interest, if any. Shareholders should recognize that the fair value could be higher or lower than the price per share paid pursuant to the offer or the consideration per share to be paid in the Merger.

     THE FOREGOING SUMMARY OF THE RIGHTS OF DISSENTING STOCKHOLDERS DOES NOT PURPORT TO BE A COMPLETE STATEMENT OF THE PROCEDURES TO BE FOLLOWED BY STOCKHOLDERS DESIRING TO EXERCISE ANY AVAILABLE DISSENTERS' RIGHTS. THE PRESERVATION AND EXERCISE OF DISSENTERS' RIGHTS REQUIRE STRICT ADHERENCE TO THE APPLICABLE PROVISIONS OF THE PBCL. A COPY OF THE APPLICABLE PROVISIONS OF THE PBCL IS ATTACHED AS EXHIBIT (A)(5) TO THIS STATEMENT AND INCORPORATED IN THIS STATEMENT BY REFERENCE.

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PURCHASER'S RIGHT TO DESIGNATE DIRECTORS OF THE COMPANY

     Pursuant to the Purchase Agreement, the Purchaser and the Company have agreed that, until after the conclusion of the Merger, neither the Purchaser nor any of its affiliates shall elect any members of the Company's board of directors or seek to influence or change the management or policies of the Company in any way, and the Purchaser has covenanted and agreed on behalf of itself and its affiliates not to do so; however, if certain Offer conditions are not met, and the Purchaser determines not to proceed with the Offer, or if the Purchaser proceeds with the Offer but does not complete the Offer, then the Purchaser will, upon written notice to the Company, have the right to designate such number of directors, rounded up to the next whole number, as will give the Purchaser representation on the board of directors of the Company equal to the product of the number of directors comprising the board of directors of the Company and the percentage that the aggregate number of shares of Common Stock beneficially owned by the Purchaser bears to the total number of shares of Common Stock outstanding ("Equivalent Representation"). The Company has agreed to exercise its best efforts to secure the resignations of such number of directors as is necessary to enable the Purchaser's designees to be elected to the board of directors of the Company, and to cause the Purchaser's designees to be so elected so that the Purchaser shall have Equivalent Representation on the board of directors of the Company. At the request of the Purchaser, the Company has agreed to take, at its expense, all action necessary to effect any such election, including mailing to its stockholders the information required by
Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, such action to be taken as soon as practicable after the Purchaser's request. The Purchaser has agreed to supply to the Company and be solely responsible for any information with respect to itself and the Purchaser's designees, officers, directors and affiliates required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. If the Purchaser exercises its rights to Equivalent Representation, any amendment or termination of the Purchase Agreement, extension for the performance or waiver of the obligations or other acts of the Purchaser or waiver of the Company's rights thereunder, which amendment, termination, extension or waiver would adversely affect the shareholders of the Company, will also require the approval of all of the then serving directors, if any, who are directors as of the date of the Purchase Agreement (the "Continuing Directors"). If the Offer conditions are satisfied, the Continuing Directors will not be removed prior to completion of the Merger. If the number of Continuing Directors prior to the completion of the Merger is reduced below two for any reason, the remaining Continuing Director shall be entitled to designate a person to fill such vacancy who shall be deemed a Continuing Director for all purposes of the Purchase Agreement.

     In the event that the Offer is commenced and the Purchaser shall acquire in the aggregate at least 80% of the outstanding shares of the voting capital stock of the Company, pursuant to the Offer or otherwise (including the purchase of Common Stock from Mr. Schultz and Mr. Vagnoni pursuant to the Purchase Agreement), the parties to the Purchase Agreement shall, at the request of the Purchaser and subject to the provisions of Section 7 of the Purchase Agreement, take all necessary and appropriate action to cause a corporation wholly owned by the Purchaser to be merged with and into the Company, with the Company as the surviving corporation, without a meeting of stockholders of the Company, in accordance with applicable law; such that each share of capital stock of the corporation wholly owned by the Purchaser shall be canceled and cease to be outstanding and each share of the Company Common Stock shall be exchanged for cash consideration equal to the Offer Price.

     In the event that the Purchaser shall acquire in the aggregate less than 80% but more than 66 2/3% of the outstanding shares of the voting capital stock of the Company, pursuant to the Offer or otherwise (including the purchase of Common Stock from Mr. Schultz and Mr. Vagnoni pursuant to the Purchase Agreement), then, as soon as practicable after the acquisition of shares in the Offer the parties to the Purchase Agreement shall, subject to the provisions of
Section 7 of the Purchase Agreement, take all necessary and appropriate action to cause either (i) a corporation wholly owned by the Purchaser to be merged with and into the Company or (ii) the Purchaser to be merged with and into the Company, in each such case with the Company as the surviving corporation, in accordance with applicable law; such that each share of capital stock of the corporation wholly owned by the Purchaser shall be cancelled and cease to be outstanding and each share of the Company Common Stock shall be exchanged for cash consideration equal to the Offer Price. If a Merger is to be effected under this paragraph, the Company shall, if required by applicable law, prepare and file with

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the Commission a Proxy Statement or Information Statement (the "Proxy
Statement") as soon as reasonably practicable after the purchase of and payment for Common Stock pursuant to the Offer, and shall use its best efforts to have the Proxy Statement cleared by the Commission. If required by applicable law in order to consummate the Merger under this paragraph, the Company shall, through its board of directors, duly call, give notice of, convene and hold a meeting of its stockholders for the purpose of voting on the adoption of the Purchase Agreement and the Merger as soon as reasonably practicable after the purchase of and payment for Common Stock pursuant to the Offer. At such meeting, the Purchaser shall cause all shares of Company Common Stock owned by the Purchaser to be voted in favor of the adoption of the Purchase Agreement and the Merger.

ITEM 4. THE RECOMMENDATION

RECOMMENDATION OF THE BOARD OF DIRECTORS

     The board of directors has unanimously determined that the transactions contemplated by the Purchase Agreement, including the Offer and the Merger, are advisable, fair to and in the best interests of the Company and its shareholders.

     THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES OF COMMON STOCK IN THE OFFER.

     A letter to the Company's shareholders communicating the board of directors' recommendation and a joint press release announcing the Offer are attached as on Exhibit (a)(3) and Exhibit (a)(4), respectively, and are incorporated herein by reference.

BACKGROUND

     In response to continuing competitive pressures and a stagnant stock price and despite improved revenues and earnings, in early 1999, senior management of the Company began to consider the Company's strategic alternatives. Management considered whether (i) to remain as a stand-alone company and continue to operate in accordance with the current business model, which would include growing through increasing the number of customers of the Company and (ii) to pursue a strategic alliance, business combination or sale transaction with an industry competitor or otherwise. Management reviewed and explored other strategies to increase shareholder value including declaring a cash dividend to its shareholders.

     In Fall 1999, senior management authorized William Lerner, Corporate Secretary and legal counsel to the Company, to contact potential strategic buyers for the Company. The board determined not to retain an investment banker or other advisor to assist in these contacts since it wanted to minimize the impact of these inquiries on the ongoing business of the Company, particularly the impact of customer's perceptions that the Company was for sale. Mr. Lerner contacted several industry competitors of the Company, including Automatic Data Processing, Inc. and SunGard Data Systems, Inc. and several national securities clearing firms, including Bear Stearns Securities Corp., Weiss Peck & Greer and Pershing Securities Corp., to solicit interest in an acquisition of the Company. Mr. Lerner also approached two of the Company's then largest customers, Wachovia Bank and Regions Bank, to inquire regarding their interest in acquiring the Company. No party approached by Mr. Lerner indicated any significant interest in acquiring the Company, although SunGard indicated the highest level of interest among the parties contacted.

     In early January 2000, the board of directors received a letter from Annaly Mortgage Management Inc. indicating its interest in acquiring a "stake" in the Company at a price of $2.50 per share. In late January 2000, the Company replied by letter advising Annaly to submit an offer for the purchase of all of the shares of the Company and agreeing to supply Annaly with certain non-public information for purposes of its due diligence investigation.

     In May 2000, Annaly sent a letter to the board of directors advising that it would pay $1.25 per share for all of the shares of the Company, which was an approximate 20% premium over the then current stock price. The board of directors then authorized Mr. Lerner to make another approach to SunGard in the hope of obtaining a better price per share.

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     Mr. Lerner then contacted representatives of SunGard again regarding a possible purchase of the Company. SunGard indicated its interest in a possible transaction and on May 23, 2000, presented the Company with a non-binding letter of intent providing for a cash-out merger at a price of $2.00 per share.

     At a telephonic meeting of the board of directors on May 23, 2000, the board considered the terms of the SunGard offer including the fact that $2.00 per share represented an approximate 63% premium to the then current stock price and that the offer was for all of the outstanding shares of the Company. Following discussion, Mr. Schultz was authorized to enter into the letter of intent on behalf of the Company. The letter of intent was thereafter executed by SunGard and the Company dated as of May 23, 2000, and an announcement was made by the Company in a news release on June 7, 2000. The letter of intent made consummation of the transaction contemplated thereby subject to several conditions including a complete due diligence investigation and approval of the SunGard board. The letter of intent provided that prior to termination of the letter, the Company would not discuss, negotiate or consummate a sale of the Company to any third party. If a definitive merger agreement was not signed by June 30, 2000, either party could terminate the letter at any time thereafter.

     In late May and early June 2000, representatives of SunGard on several occasions visited the Company's principal offices in Canonsburg, Pennsylvania for purposes of due diligence. On June 9, 2000, counsel to SunGard delivered an initial draft of a definitive merger agreement to Mr. Lerner.

     On June 23, 2000, the Company received a letter addressed to the board of directors from Rodger O. Riney, President of Scottrade Inc., a securities brokerage firm, indicating his interest in making an offer to acquire all of the outstanding shares of the Company for $2.25 or more per share in cash. Mr. Riney's letter requested that he be permitted to commence his due diligence investigation immediately. Mr. Riney and Scottrade had become aware of the Company as a result of evaluating the Company as a possible software vendor in May and early June 2000.

     On June 26, 2000, Mr. Lerner contacted Bruce McMaken of the firm Sanders Morris Harris, an advisor to Mr. Riney, to advise him that the Company was bound by the letter of intent to have no third party discussions or negotiations until June 30, 2000, at which time the letter of intent could be terminated.

     On June 27, 2000, Mr. Lerner contacted representatives of SunGard and advised them of the unsolicited offer received from Mr. Riney. Mr. Lerner received oral assurance that SunGard would raise its offer to meet Mr. Riney's offer price, although no written confirmation of this discussion was received.

     On June 29, 2000, the board of directors met to consider the transaction with SunGard. At the meeting the board was advised by Mr. Lerner of the offer from Mr. Riney and SunGard's oral response. The board discussed the proposed transaction with SunGard including the terms of the proposed merger documents, and received a report on their fiduciary obligations under Pennsylvania law from a representative of special outside counsel to the Company, Hodgson, Russ, Andrews, Woods & Goodyear, LLP. The board determined to authorize management to seek confirmation of the higher price offered by SunGard. In light of Mr. Lerner's financial interest in the SunGard transaction, the board retained Hodgson Russ to act as special counsel to the Company in connection with the SunGard transaction and related matters. The board also approved the engagement of the firm of Valuations Professionals, Inc., of Newport Beach, California, to render a fairness opinion to the board in connection with the SunGard transaction.

     On June 30, 2000, Mr. Lerner attempted to contact representatives of SunGard to advise of the results of the June 29 board meeting and to request a firm commitment on raising its offer price to $2.25 per share or higher given the existence of the proposal from Mr. Riney. Later that day, the Company received from Mr. Riney a signed copy of a proposed purchase agreement providing for the immediate purchase of Messrs. Schultz and Vagnoni's shares at $2.42 per share, followed by a tender offer for the remaining shares at the same price.

     On July 1, 2000, the Company terminated the letter of intent with SunGard and the parties, through their respective counsel, began negotiation of the terms of a purchase agreement and timing of the transaction.

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     On July 3, 2000, the Company and Mr. Riney entered into a letter agreement providing that each would negotiate in good faith with a view to executing a binding purchase agreement by July 7, 2000. The letter agreement contained a provision requiring the Company to pay the reasonable fees and expenses of Mr. Riney (up to $75,000) in the event a purchase agreement was not signed by July 7 as a result of a higher offer being made. The letter also obligated the Company not to solicit higher offers, although it permitted the Company to consider unsolicited third party offers. In several telephone conversations on July 3, 2000, the board discussed the proposed purchase agreement and the proposed letter agreement presented by Mr. Riney. The board discussed the likelihood of SunGard or another bidder making a higher offer and were advised of Mr. Lerner's efforts to solicit a higher offer from SunGard. The board authorized Mr. Schultz to enter into the letter agreement with Mr. Riney and to pursue a transaction with Mr. Riney as presented on substantially the terms contained in the June 30 proposed purchase agreement.

     During the week of July 3, 2000, Mr. Riney, through his attorneys and advisors, conducted additional due diligence and negotiations regarding the purchase agreement continued.

     In several telephone conversations on July 5 and 6, 2000, the board discussed the final terms of the purchase agreement and received an oral report on the fairness of the transaction from a representative of Valuation Professionals, Inc., which concluded that $2.42 per share to be paid in the transaction with Mr. Riney was fair from a financial point of view to the shareholders of the Company. The board adopted resolutions approving the Purchase Agreement and the transaction contemplated thereby, including the Offer and the Merger, on July 6, 2000.

     On July 7, 2000, the signature pages to the Purchase Agreement were delivered, the shares of Messrs. Schultz and Vagnoni were purchased and a press release announcing the transaction was released.

REASONS FOR THE BOARD OF DIRECTORS' RECOMMENDATION

     In approving the Purchase Agreement and the Offer and Merger contemplated thereby, and recommending that all shareholders tender their shares of Common Stock, the board of directors considered a number of factors, including:

          1. The current and historical financial condition and results of operations of the Company, as well as the prospects and strategic objectives of the Company, including the risks involved in achieving those prospects and objectives, and the current and expected conditions in the industry in which the Company operates its business. The board of directors considered the challenges facing the Company in its industry, including the fact that its competitors are substantially larger and have substantially greater financial resources.

          2. The premium represented by the Offer Price to the historical market price of the Common Stock and to the offer price contained in the proposed transaction with SunGard. The board of directors also considered the form of consideration to be paid to the shareholders in the Offer and the Merger, and the certainty of cash consideration. The board of directors was aware that the consideration to be received by the shareholders in the Offer and the Merger would generally be taxable to them for federal income tax purposes.

          3. The opinion of Valuation Professionals that, based upon and subject to certain considerations and assumptions, the consideration to be received in the Offer and the Merger is fair, from a financial point of view, to the Company's shareholders. A copy of the opinion delivered by Valuation Professionals to the board of directors, setting forth the procedures followed, the matters considered and the assumptions made by Valuation Professionals in arriving at its opinion, is attached hereto as Exhibit
     (e)(2) and incorporated herein by reference. Shareholders are urged to read this opinion carefully and in its entirety.

          4. The fact that the obligation of Purchaser to consummate the Offer and the Merger is subject to a relatively limited number of conditions, and is not subject to any financing conditions.

          5. The fact that the Purchase Agreement provides that at any time prior to commencement of the Offer, the Company may respond to, and engage in discussions with and furnish information to, third

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     parties who have made an unsolicited, written, bona fide acquisition proposal that the board of directors in its good faith judgment determines, upon advice of its legal counsel, that its failure to consider would be inconsistent with the discharge of its fiduciary duties to the Company's shareholders under applicable law. The board of directors considered the possible effect of these provisions on third parties who might be interested in exploring a business combination with the Company. In this regard, the board of directors recognized that these provisions of the Purchase Agreement were insisted upon by Purchaser as a condition to entering into it and would be a factor in negotiating the Offer Price.

          6. The fact that it is Mr. Riney's professed intent to maintain and grow the Company's business and retain its employees. Following the transaction, the Company is likely to gain new customers, such as Scottrade, for its software and services. The Company will also benefit from having better access to capital through Mr. Riney, to permit it to exploit growth opportunities. The board of directors considered that a transaction with an industry competitor would likely instead result in the Company being broken up and integrated into an existing business with substantial deleterious effects on the Company's employees and customers.

     In view of the many factors considered, the board of directors did not find it practical to, and did not, quantify or otherwise assign relative weights to the specific factors considered. After weighing all of these considerations, the board of directors determined that the transactions contemplated by the Purchase Agreement were in the best interests of the shareholders of the Company and unanimously approved the Purchase Agreement and resolved to recommend that the shareholders of the Company tender their shares in the Offer.

INTENT TO TENDER

     To the extent known by the Company after making reasonable inquiry, all of the members of the Company's board of directors and executive officers currently intend to tender in the Offer all shares of Common Stock they own of record or beneficially (other than shares where beneficial ownership is disclaimed), unless to do so would subject any such person to liability under Section 16(b) of the Securities Exchange Act of 1934. The foregoing does not include any shares of Common Stock over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

     The Company initially retained Valuation Professions to render an opinion as to the fairness from a financial point of view of the offer from SunGard to acquire all of the outstanding shares of the Company's Common Stock at $2.00 per share. The Company formally terminated the letter of intent with SunGard on July 1, 2000. The Company then requested Valuation Professionals to render an opinion as to whether the transactions contemplated by the Purchase Agreement (including the Offer and the Merger) are fair from a financial point of view to the Company's shareholders. Pursuant to the terms of this engagement, the Company agreed to pay Valuation Professionals a fee of $17,500. The fee is not contingent upon the approval and consummation of the transactions contemplated by the Purchase Agreement. The Company has also agreed to reimburse Valuation Professionals for out-of-pocket expenses and to indemnify Valuation Professionals against certain liabilities arising out of its rendering the fairness opinion.

     The Company selected Valuation Professionals based on Valuation Professionals' reputation, expertise and familiarity with small market capitalization public companies. Valuation Professionals is regularly engaged in valuations of businesses in connection with acquisitions and mergers and other transactions. The type and amount of consideration payable on the Offer and the Merger was determined through negotiation between the Company and the Purchaser and the decision to enter into the Purchase Agreement was solely that of the Company's board of directors. Valuation Professionals' opinion was only one of many factors considered by the board of directors in its evaluation of the Purchase Agreement, the Offer and the Merger and should not be viewed as determining the views of the board of directors or management of the Company

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on the advisability of the transactions contemplated by the Purchase Agreement, including the Offer and the Merger.

     Neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any other person to make solicitations or recommendations to shareholders of the Company on its behalf with respect to the Offer or the Merger.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     Except for the transactions described below, no transactions in shares of Common Stock have been effected in the past 60 days by the Company or, to the knowledge of the Company, by any affiliate, executive officer or director of the Company.

     On July 7, 2000, James L. Schultz sold all of the 883,310 shares of the Company's Common Stock beneficially owned by him to the Purchaser pursuant to the Purchase Agreement.

     On July 7, 2000, David J. Vagnoni sold all of the 520,185 shares of the Company's Common Stock beneficially owned by him to the Purchaser pursuant to the Purchase Agreement.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

     Except as set forth in this Statement, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (i) a tender offer or other acquisition of the Company's securities by the Company, any subsidiary of the Company, or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

     Except as set forth in this Statement, there is no transaction, resolution of the board of directors, agreement in principle, or signed contract that is entered into in response to the Offer that relates to or would result in one or more of the events referred to in the preceding paragraph.

ITEM 8. ADDITIONAL INFORMATION

     There is no additional material information necessary to make the required statements, in light of the circumstances under which they are made, not materially misleading.

ITEM 9. EXHIBITS

        EXHIBIT
          NO.                                    DESCRIPTION
        -------                                  -----------
         (a)(1)          -- Offer to Purchase dated August 4, 2000 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of
                            Purchaser filed on August 4, 2000).
         (a)(2)          -- Letter of Transmittal (incorporated by reference to
                            Exhibit (a)(1)(B) to the Schedule TO of Purchaser filed
                            on August 4, 2000).
         (a)(3)          -- Letter to Shareholders of Computer Research, Inc., dated
                            August 4, 2000.*
         (a)(4)          -- Press release of the Company dated July 7, 2000
                            (incorporated by reference to Schedule 14D-9 filed by the
                            Company on July 7, 2000).
         (a)(5)          -- Appraisal rights statute (Section 1571 et. seq. of the
                            Pennsylvania Business Corporation Law).*

        EXHIBIT
          NO.                                    DESCRIPTION
        -------                                  -----------
         (e)(1)          -- Purchase Agreement, dated as of July 7, 2000, among James
                            L. Schultz, James L. Schultz and Helen D. Schultz as
                            Tenants by the Entireties and as joint tenants, David J.
                            Vagnoni, the Company and Purchaser (incorporated by
                            reference to Exhibit (d)(1) to the Schedule TO Purchaser
                            filed on August 4, 2000).
         (e)(2)          -- Amendment No. 1 to the Purchase Agreement, dated as of
                            August 1, 2000, among James L. Schultz, James L. Schultz
                            and Helen D. Schultz as Tenants by the Entireties and as
                            joint tenants, David J. Vagnoni, the Company and
                            Purchaser (incorporated by reference to Exhibit (d)(2) to
                            the Schedule TO Purchaser filed on August 4, 2000).
         (e)(3)          -- Opinion of Valuation Professionals, Inc., dated July 7,
                            2000.*

---------------

* Included with the Statement mailed to shareholders.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  /s/ JAMES L. SCHULTZ
                                            ------------------------------------
                                                     James L. Schultz,
                                                  President and Treasurer

Dated: August 4, 2000

                                 EXHIBIT INDEX



        EXHIBIT
          NO.                                    DESCRIPTION
        -------                                  -----------
         (a)(1)          -- Offer to Purchase dated August 4, 2000 (incorporated
                            by reference to Exhibit (a)(1)(A) to the Schedule TO
                            of Purchaser filed on August 4, 2000).
         (a)(2)          -- Letter of Transmittal (incorporated by reference to
                            Exhibit (a)(1)(B) to the Schedule TO of Purchaser filed
                            on August 4, 2000).
         (a)(3)          -- Letter to Shareholders of Computer Research, Inc., dated
                            August 4, 2000.*
         (a)(4)          -- Press release of the Company dated July 7, 2000
                            (incorporated by reference to Schedule 14D-9 filed by the
                            Company on July 7, 2000).
         (a)(5)          -- Appraisal rights statute (Section 1571 et. seq. of the
                            Pennsylvania Business Corporation Law).*
         (e)(1)          -- Purchase Agreement, dated as of July 7, 2000, among James
                            L. Schultz, James L. Schultz and Helen D. Schultz as
                            Tenants by the Entireties and as joint tenants, David J.
                            Vagnoni, the Company and Purchaser (incorporated by
                            reference to Exhibit (d)(1) to the Schedule TO Purchaser
                            filed on August 4, 2000).
         (e)(2)          -- Amendment No. 1 to the Purchase Agreement, dated as of
                            August 1, 2000, among James L. Schultz, James L. Schultz
                            and Helen D. Schultz as Tenants by the Entireties and as
                            joint tenants, David J. Vagnoni, the Company and
                            Purchaser (incorporated by reference to Exhibit (d)(2) to
                            the Schedule TO Purchaser filed on August 4, 2000).
         (e)(3)          -- Opinion of Valuation Professionals, Inc., dated July 7,
                            2000.*

---------------

* Included with the Statement mailed to shareholders.